Exhibit 99.1

HANWHA SOLARONE COMPLETES ACQUISITION OF HANWHA Q CELLS

Announces Name Change and New Trading Symbol

SHANGHAI, February 6, 2015—Hanwha SolarOne Co., Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has acquired 100% of the outstanding share capital of Hanwha Q CELLS Investment Co., Ltd (“Q CELLS”) from Hanwha Solar Holdings Co., Ltd. (“HSH”) in an all-stock transaction.

The transaction was approved by shareholders at the extraordinary general meeting of Hanwha SolarOne held on February 4, 2015, and was consummated today, February 6, 2015. Hanwha SolarOne has issued approximately 3.7 billion of its ordinary shares (the equivalent of approximately 740.2 million American Depositary Shares of Hanwha SolarOne) to HSH, as described in the shareholder circular furnished to the United States Securities and Exchange Commission dated December 24, 2014, as supplemented on January 23, 2015 (the “Circular”).

In addition, the Company has obtained the necessary corporate approvals to change its name to “Hanwha Q CELLS Co., Ltd.” and its NASDAQ trading symbol to “HQCL”. Both will become effective on NASDAQ February 9, 2015. The company’s headquarters will now be located in Seoul, South Korea.

Mr. Seongwoo Nam, chairman and chief executive officer of Hanwha SolarOne commented, “We believe the merger of Hanwha SolarOne and Hanwha Q CELLS will create a number of synergies and provide us with a much strengthened presence and competitive position in the global PV market. We plan to carefully manage the integration of the two companies, which have been benefitting in recent years from Hanwha’s strategic support and the larger Hanwha culture.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ:HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program.

On December 8, 2014, Hanwha SolarOne announced the entry into definitive documents for the acquisition of Q CELLS in an all-stock transaction, which closed on February 6, 2015. See Hanwha SolarOne’s historical filings with the SEC for additional information regarding this transaction. For more information, please visit: http://investors.hanwha-solarone.com.

Forward-Looking Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and the Circular. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.